UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____May 5, 2005_______________

Date

20,740 Metres of Drilling Completed

River Valley PGM Project, Sudbury, Ontario

Vancouver, BC  - Pacific North West Capital Corp. (PFN: TSX) reports assays from the newly discovered Lismer Extension Zone as well as additional drilling in the Varley Zone and Varley Extension on the River Valley Project.

  20,740 Metre Phase 7 Drill Program was completed at the end of March 2005

  Drilling ends with 3 active drill rigs testing targets in the Varley, Varley Extension (S. of Varley), & Jackson Flats areas

  Strong sulphide mineralization was intersected in all areas

Strong sulphide mineralization was intersected in all of the areas and the zones are still open in along strike and to depth.

The latest results from the Lismer Extension drilling continued to intersect sulphide mineralization and PGE values in the structurally complex southeast end of the zone.

The drilling interpretation suggests a repetition of the host breccia mineralization.  Assays are still pending. On the Varley Zone, assays are continuing to confirm mineralization to the north of the defined inferred resource. (See Intersection Table below).

The drill holes were all drilled across strike (See Location Table below).  The dip of the zone varies along strike and to depth, but generally it is to the southwest at between 65 and 75 degrees

No significant assay values were returned from six holes in the Casson Zone; however, assay results are pending from one hole in the Lismer Extension Zone, seventeen holes in the Varley Zone, twelve holes in the Varley Extension area, and six holes in the Jackson Flats area.	Drill Assay Intersections-Lismer Extension
	DDH	From (m)	To (m)	Int (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd (ppb)	3E(g/t)	Cu (ppm)	Ni (ppm)
	LR-152	61	66	5	112	562	1376	1937	2.05	1363	300
	and	239	252	13	63	348	912	1260	1.32	1304	367
	incl	250	251	1	126	616	1826	2442	2.57	2708	664

	LR-153	156	160	4	92	567	1257	1825	1.92	1089	381

	LR-154	266	285	19	35	213	640	853	0.89	1075	299
	incl	266	273	7	44	970	372	1342	1.39	1001	336

	LR-155								nsa

PFN - news release April 25, 2005

Drill Assay Intersections- Varley
DDH	From (m)	To (m)	Int (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd (ppb)	3E(g/t)	Cu (ppm)	Ni (ppm)
VA-40	96	101	5	76	408	1181	1589	1.67	965	323

VA-41	64	69	5	70	370	1298	1668	1.74	874	328

VA-42	99	100	1	106	421	1303	1724	1.83	1038	276

VA-43	48	55	7	37	217	509	726	0.76	540	157
incl	52	55	3	49	313	765	1078	1.13	757	211

VA-44	59	65	6	65	301	933	1234	1.30	554	223
incl	74	75	1	69	351	1100	1451	1.52	319	174
incl	100	101	1	161	562	2805	3367	3.53	2437	505

VA-45	33	34	1	73	387	1138	1525	1.60	695	363

VA-46	24	25	1	74	268	1101	1369	1.44	149	51
and	69	77	8	58	385	902	1286	1.34	838	170
incl	72	74	2	72	726	1620	2346	2.42	1318	309
and	85	86	1	168	627	1493	2120	2.29	1249	261

VA-47	8.7	37	28	29	204	531	735	0.76	468	187
incl	8.7	10	1	84	860	2472	3332	3.42	798	481

VA-48	41	43	2	50	536	1552	2087	2.14	369	386

VA-49	157	158	1	42	283	731	1014	1.06	458	114

VA-50	157	160	3	97	660	1754	2414	2.51	985	210
and	177	178	1	48	391	1159	1550	1.60	258	94
and	190	191	1	63	445	1284	1729	1.79	1118	297

VA-53	193	200	7	65	377	813	1190	1.25	910	213
incl	193	195	2	87	474	1311	1785	1.87	1577	363
incl	193	194	1	119	557	1597	2154	2.27	2198	514
incl	206	207	1	84	415	953	1368	1.45	1261	368

Drill Assay Intersections- Varley Extension
DDH	From (m)	To (m)	Int (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd (ppb)	3E(g/t)	Cu (ppm)	Ni (ppm)
VE-18	113	115	2	45	239	789	1028	1.07	1132	719

VE-19								nsa

Other Mineralized Zones

Once all the assay results have been received and compiled, an in-house revised resource calculation will be completed.  This will include the mineralization from the Lismer Extension zone and upgraded mineralization from the Varley Zone.  This is expected to be completed by June, 2005.

The assay results from the Casson Zone, located within the River Valley Intrusive, 1,800 metres south of the Dana Zone, indicate wide anomalous PGE zones.  These sulphide mineralized zones will require further evaluation.

Phase 7 Budget Summary

April 2004 to April 2005 - Drilling, Bulk Sample

PFN, in joint venture with Anglo American Platinum Corporation Limited (Anglo Platinum) has completed the $3.0 million Phase 7 program. The program completed 20,740 metres of diamond drilling, metallurgical testing and the collection of a bulk sample.  At present, a 40-tonne bulk sample has been collected, which will be used for metallurgical testing on the Dana North and Dana South Zones.

Particular emphasis was placed on expanding targets identified by reconnaissance drilling, geophysics and geological mapping, especially along the northern contact of the intrusive. The platinum-palladium mineralization has been identified to exist within the contact breccia zone occurring over a strike length in excess of 15 kilometres. The initial mineral resource estimates have been concentrated in the Dana Lake and Lismer's Ridge Zones, over a 3-kilometre strike length.

LISMER , VARLEY, & VARLEY EXT - DRILL HOLE LOCATIONS
Hole Number	Grid-E	Grid-N	Dip	Azimuth	Depth (m)
LR-152	4+38	10+61	-50.0	45.0	290.0
LR-153	5+75	10+50	-45.0	45.0	176.0
LR-154	3+95	9+40	-45.0	45.0	356.3
LR-155	6+00	12+05	-45.0	45.0	155.0
VA-40	45+10	0+25	-45	65.0	231.0
VA-41	44+35	1+25	-46.1	65.0	134.5
VA-42	44+10	0+75	-46.1	65.0	172.0
VA-43	43+50	1+60	-45.3	45.0	101.0
VA-44	-4350	150	-46	45.0	149.0
VA-45	-4300	220	-45.3	45.0	116.0
VA-46	-4300	165	-44.8	45.0	161.5
VA-47	-4240	200	-45.9	45.0	122.0
VA-48	-4240	250	-47.9	45.0	158.0
VA-49	-4245	125	-55.5	45.0	244.0
VA-50	-4190	150	-45	45.0	269.0
VA-51	-3830	240	-45.7	45.0	95.0
VA-52	-3930	210	-45	45.0	110.0
VA-53	-4190	150	-60	45.0	284.0
VE-17	500	-1350	-45	0.0	356.0
VE-18	500	-1250	-45	0.0	389.0
VE-19	550	-1250	-45	0.0	284.0

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project in joint venture with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum, and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum and PFN are 50-50 joint venture partners on the River Valley Project.  Anglo may earn up to 65% by funding the project through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer on the Union Bay Platinum Project. The Union Bay 2005 budget is expected to be announced by mid-May.

On behalf of the Board of Directors	For further information, please call Toll Free 1.800.667.1870 or fax 604.685.8045, email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Harry Barr President and CEO	The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 25, 2005

Item 3: Press Release

A Press release dated and issued April 25, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. reports assays from the newly discovered Lismer Extension Zone as well as additional drilling in the Varley Zond and Varley Extension on the River Valley Project.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 26, 2005______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity